The Fund adjusts the  classification  of  distributions  to  shareholders to
    reflect   the   differences   between   financial   statement   amounts  and
    distributions determined in accordance with income tax regulations. Accordingly, during the year ended December 31, 1998, amounts have been reclassified to reflect a decrease in paid-in capital of $166,931, a decrease in undistributed net investment income of $10,818, and a decrease in accumulated net realized loss on investments of $177,749.